1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2011
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date February 28, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

(1) PROPOSED APPLICATION TO ISSUE A SHARES IN THE PRC;
(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN RESPECT OF THE A SHARE ISSUE; AND
(3) NOTICES OF 2011 SECOND EGM, A SHAREHOLDERS CLASS MEETING AND H SHAREHOLDERS CLASS MEETING

Notices convening the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Thursday, 14 April 2011 at 9:00 a.m., 9:30 a.m. and 9:45 a.m., respectively are set out on pages N1 to N18 of this circular.

Reply slips and forms of proxy for use at the above meetings are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who intend to attend the respective meetings should complete and return the reply slip in accordance with the instructions printed thereon before Friday, 25 March 2011. Shareholders who intend to appoint a proxy to attend the meetings are requested to complete the proxy form in accordance with the instructions printed thereon. In the case of holders of H Shares, the proxy form shall be lodged with the H Shares Registrar of the Company, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of holders of A Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the relevant meetings or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

28 February 2011

* For identification purpose only

CONTENTS

Page

Definitions	ii

Letter from the Board	1

Appendix I The Company's Detailed Plan for the Non-Public Issuance of A Shares	A1-i

Appendix II Feasibility Analysis Report of the Use of Proceeds to be raised
from the Non-Public Issuance of A Shares of the Company	A2-1

Notice of 2011 Second Extraordinary General Meeting	N1

Notice of 2011 First Class Meeting of the Holders of A Shares	N9

Notice of 2011 First Class Meeting of the Holders of H Shares	N14

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	the domestic ordinary shares issued by the Company with a nominal value of RMB1.00 each which are subscribed for and paid in Renminbi;

"A Share Issue"	the proposed non-public issuance of up to 1 billion A Shares to certain target subscribers by the Company;

"A Shareholders"	holders of A Shares;

"A Shareholders Class Meeting"

the 2011 first class meeting of the A Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 9:30 a.m. on Thursday, 14 April 2011 to approve the A Share Issue;

"Articles"	the Articles of Associations of the Company;

"Board"	the board of directors of the Company;

"Chinalco"	Aluminum Corporation of China*, a state-owned enterprise and the controlling Shareholder directly and indirectly through its subsidiaries holding approximately 41.82% issued Shares of the Company;

"Class Meetings"	A Shareholders Class Meeting and H Shareholders Class Meeting;

"Company"

Aluminum Corporation of China Limited*, a joint stock limited company incorporated in the PRC with limited liability, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"CSRC"	China Securities Regulatory Commission;

"Directors"	the directors of the Company;

* For identification purpose only

- ii -

DEFINITIONS

"EGM"

the extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 9:00 a.m. on Thursday, 14 April 2011 to approve the A Share Issue and the amendments to the Articles;

"H Shares"

the overseas listed foreign invested shares issued by the Company with a nominal value of RMB 1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the Main Board of the Hong Kong Stock Exchange;

"H Shareholders"	holders of H Shares;

"H Shareholders Class Meeting"

the 2011 first class meeting of the H Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 9:45 a.m. on Thursday, 14 April 2011 to approve the A Share Issue;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Latest Practicable Date"	25 February 2011, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

"PRC"	the People's Republic of China excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholders"	A Shareholders and H Shareholders;

"Shares"	A Shares and H Shares; and

"%"	per cent.

- iii -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
The People's Republic of China
Non-executive Directors:	Postal code: 100082
Mr. Shi Chungui
Mr. Lv Youging	Principal place of business:
No. 62 North Xizhimen Street
Independent non-executive Directors:	Haidian District
Mr. Zhang Zhuoyuan	Beijing
Mr. Wang Mengkui	The People's Republic of China
Mr. Zhu Demiao	Postal code: 100082

Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

28 February 2011

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED APPLICATION TO ISSUE A SHARES IN THE PRC;
(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN RESPECT OF THE A SHARE ISSUE; AND
(3) NOTICES OF 2011 SECOND EGM, A SHAREHOLDERS CLASS MEETING AND H SHAREHOLDERS CLASS MEETING

1.	INTRODUCTION

Reference is made to the announcement of the Company date 30 January 2011. The purpose of this circular is to provide you with (among others) further information and details in relation to (i) the Company's proposed application to issue A Shares in the PRC; (ii) the structure of the A Share Issue; (iii) the proposed amendments to the Articles in respect of the A Share Issue; and (iv) the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting.

* For identification purpose only

- 1 -

LETTER FROM THE BOARD

Reference is made to the authorization by the Shareholders to issue A Shares in 2009, which was renewed by the Shareholders in 2010. On 24 August 2009, the Company was authorised by the Shareholders at an extraordinary general meeting, A Shareholders class meeting and H Shareholders class meeting held on the same date to issue A Shares to target subscribers in the PRC. Such non-public issuance of A Shares was subsequently approved by CSRC and other relevant government authorities. On 23 August 2010, at an extraordinary general meeting, A Shareholders class meeting and H Shareholder class meeting held on the same date, the Shareholders approved the extension of the validity period of the resolutions in respect of such non-public issue of A Shares for a 12-month period (i.e. until 22 August 2011). As at the Latest Practicable Date, the Company has not exercised the Shareholders' authorizations and has not issued any A Shares pursuant to such authorisations. As the approvals of CSRC and the relevant government authorities for such A Share issue have expired and as a result of changes in the Company's capital requirements which require changes to be made to the use of proceeds, the Company is seeking the Shareholders' approval for its new proposal to issue A Shares (i.e. the A Share Issue) on the terms set out in this Circular and the notice of EGM, A Shareholders Class Meeting and H Shareholders Class Meeting.

2.	PROPOSED APPLICATION TO ISSUE A SHARES IN THE PRC

On 30 January 2011, the Board resolved by way of written resolutions that, subject to Shareholders' approval, the Company will apply to the CSRC for the issue of no more than one billion additional A Shares, representing approximately 10.44% of all the A Shares currently in issue or 6.88% of the total issued share capital as enlarged by the A Share Issue. It is proposed that the A Shares will be issued to no more than ten investors, being parties independent to the Company, its connected persons (as defined in the Hong Kong Listing Rules) and their respective associates (as defined in the Hong Kong Listing Rules), from among securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors.

- 2 -

LETTER FROM THE BOARD

3.	STRUCTURE OF THE A SHARE ISSUE

The structure of the A Share Issue is as follows:

1.	Type of shares and nominal value	:	the domestic listed RMB-denominated ordinary shares (A Shares), with a nominal value of RMB1.00 each.

2.	Method of issue	:	Non-public issuance. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

3.	Target subscribers	:

securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors, who shall be independent to the Company, its connected persons (as defined in the Hong Kong Listing Rules) and their respective associates (as defined in the Hong Kong Listing Rules). The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies" through bidding.

4.	Lock-up period	:	The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the A Share Issue.

5.	Subscription method		All target subscribers will subscribe for the A Shares in cash.

- 3 -

LETTER FROM THE BOARD

6.	Number of A Shares	:

Not more than one billion A Shares. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividend, bonus issue, transfer of share capital, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the EGM to determine the number of shares to be issued, having regard to the actual circumstances and after consultation with the leading underwriter of the A Share Issue.

7.	Pricing base date and price of the issue		The pricing base date of the A Share Issue is the date of announcement of the resolutions of the 10th meeting of the 4th session of the Board.

The issue price per A Share will not be less than 90% of RMB9.29, i.e. the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares/the total volume of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares).

The exact issue price will be determined by the Board after obtaining the approval of the CSRC, in accordance with the authority granted at the EGM and in compliance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies", based on the bidding results and after consultation with the leading underwriter. The issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, transfer of share capital or placing during the period from the pricing base date of the A Share Issue to the A Share issue date.

- 4 -

LETTER FROM THE BOARD

8.	Place of listing	:	After the expiration of the lock-up period, the A Shares issued pursuant to the A Share Issue will be listed and traded on the Shanghai Stock Exchange.

9.	Use of proceeds	:

The proceeds raised will not exceed RMB9 billion. After deduction of the relevant expenses, the net proceeds will be used in the Chalco Xing Xian alumina project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital. Details of the project investments are as follows:

	Investment	Proceeds to
Project name	needed	be utilized
	(RMB)	(RMB)

(i)	Chalco Xing Xian	5.23 billion	4.8 billion
alumina project
(ii)	Chalco Zhongzhou	2.992 billion	2.4 billion
Ore-dressing Bayer
Process expansion
construction project
(iii)	Additional	1.8 billion	1.8 billion
working capital

Total		10.022 billion	9.0 billion

If the actual proceeds raised in the A Share Issue are less than the amount proposed above, the Company will make up the shortfall by other means; if the time at which the proceeds are raised does not match the implementation schedule of the projects, the Company may utilize other funds for the implementation of the projects and swap such funds with the proceeds raised when they are available.

- 5 -

LETTER FROM THE BOARD

10.	Arrangements with regard	:	The new Shareholders after completion of the A Share Issue and the existing
	to the undistributed cumulated profits		Shareholders will share the undistributed profits cumulated prior to the A Share Issue.

11.	Period of validity of the authorization given	:	12 months from the date of the resolutions of the A Share Issue passed at the
	by the resolutions		respective EGM, A Shareholders Class Meeting and H Shareholders Class Meeting.

4.	EFFECT OF THE A SHARE ISSUE ON THE COMPANY'S SHAREHOLDING STRUCTURE

The following table sets out the shareholding structure of the Company as at the Latest Practicable Date and immediately after the completion of the A Share Issue, assuming that an additional 1 billion A Shares will be issued:

As at the	Upon completion of
Latest Practicable Date	the A Share Issue
	No. of shares		No. of shares
	in issue	%	in issue	%

A Shares	9,580,521,924	70.84	10,580,521,924	72.85
H Shares	3,943,965,968	29.16	3,943,965,968	27.15

Total	13,524,487,892	100	14,524,487,892	100

As at the Latest Practicable Date, the public holders of A Shares and H Shares hold an aggregate of 7,868,130,593 Shares, representing approximately 58.18% of the issued share capital of the Company. Upon the completion of the A Share Issue and assuming the issuance of the maximum of one billion additional A Shares, the public holders of A Shares and H Shares will hold an aggregate of 8,868,130,593 Shares, representing approximately 61.06% of the issued share capital of the Company.

As at the Latest Practicable Date, Chinalco and its subsidiaries hold an aggregate of 41.82% of the issued share capital of the Company. Upon completion of the A Share Issue and assuming the issuance of the maximum of one billion additional A Shares, Chinalco and its subsidiaries will hold in aggregate approximately 38.94% of the enlarged total issued share capital of the Company.

- 6 -

LETTER FROM THE BOARD

5.	REASONS FOR THE A SHARE ISSUE

The Directors believes that the A Share Issue will further enhance the Company's financing channels and provide the Company with funds required for its ongoing business developments, including the projects described above, thereby improving its production capacity and competitiveness in the aluminum industry.

6.	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

As a result of the A Share Issue, certain amendments are required to be made to Article 21 (the number of issued shares) and Article 24 (amount of registered capital) of the Articles.

7.	SHAREHOLDERS' APPROVAL AND OTHER APPROVALS

The A Share Issue, which is conditional upon the obtaining of all necessary consents, approvals and authorizations from the relevant PRC governmental authorities, is subject to approval by Shareholders by way of a special resolution at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. Details of the resolutions to be proposed at the respective meetings are set out in the notice of the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting.

Special resolutions

Pursuant to PRC laws and regulations, the following resolution in respect of the A Share Issue is subject to Shareholders' approval at the EGM and the Class Meetings by way of special resolution:

(1)	Resolution relating to the "Plan for the Non-Public Issuance of A Shares by the Company".

Pursuant to PRC laws and regulation, the following resolutions are subject to Shareholders' approval at the EGM by way of special resolutions:

(2)	Resolution relating to the "Detailed Plan for the Non-Public Issuance of A Shares by the Company"; and

(3)

Resolution for the general meeting to authorize the Board and the persons to be authorized by the Board to deal with specific matters relating to the Non-Public Issuance of A Shares pursuant to the A Share Issue.

- 7 -

LETTER FROM THE BOARD

Ordinary resolutions

Pursuant to PRC laws and regulations, the following resolutions relating to the A Share Issue are also subject to Shareholders' approval at the EGM by way of ordinary resolutions:

(4)	Resolution relating to the compliance with the conditions for non-public issuance of A Shares by the Company;

(5)	Resolution relating to the "The Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report"; and

(6)	Resolution on the "Feasibility Analysis Report on the Use of Proceeds to be raised from the Non-Public Issuance of A Shares of the Company".

Details of the resolutions to be proposed at the EGM and the Class Meetings are set out in the respective notices convening the EGM and the Class Meetings. Relevant copies of the documents will be tabled at the EGM and the Class Meetings and made available to Shareholders for review at the EGM and the Class Meetings, they are also available on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of the Company (www.chalco.com.cn) or the website of the Hong Kong Stock Exchange (www.hkex.com.hk).

8.	THE PLAN AND REPORTS TO BE APPROVED BY THE SHAREHOLDERS

Appendix I - Detailed Plan for the Non-Public Issuance of A Shares by the Company

The Shareholders have to consider and, if appropriate, approve by way of special resolution at the EGM the "Detailed Plan for the Non-Public Issuance of A Shares" (resolution 2). The Detailed Plan for the Non-Public Issuance of A Shares" is a plan which is required to be approved by the Shareholders before it could be submitted to CSRC in support of the Company's application for the A Share Issue. A copy of the "Detailed Plan for the Non-Public Issuance of the A Shares" is set out in Appendix I to this circular.

- 8 -

LETTER FROM THE BOARD

The Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report

In 2007, the Company (1) issued 1,236,731,739 ordinary shares denominated in RMB to merge with Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. by way of share exchange; and (2) issued 637,880,000 ordinary shares denominated in RMB to merge with Baotou Aluminum Co., Ltd. by way of share exchange. The total ordinary shares denominated in RMB issued in such mergers had a value equivalent to RMB21,232,590,000 (before deduction of the relevant expenses) calculated based on the then published issue prices at the time of the mergers. No actual proceeds were raised from the two share issuances in such mergers. Details of the proceeds raised by the Company from the two share issuances (being the value of the total ordinary shares denominated in RMB issued) are set out in the Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report, which is required to be prepared and approved by the Shareholders by way of ordinary resolution at the EGM (but not at the Class Meetings) pursuant to the requirements of CSRC, notwithstanding that no actual proceeds have been raised. A copy of the Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report will be tabled at, and made available to Shareholders, for review at the EGM, it is also available on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Appendix II - Feasibility Analysis Report on the Use of Proceeds to be Raised from the Non-Public Issuance of A Shares of the Company

A summary of the use of proceeds from the A Share Issue is disclosed in the Section 3(9) of this circular. Further details of the use of proceeds to be raised by the Company from the A Share Issue are set out in the Feasibility Analysis Report on the Use of Proceeds to be Raised by the Non-Public Issuance of A Shares of the Company in Appendix II to this circular. The report is subject to Shareholders' approval at the EGM (but not at the Class Meetings) by way of ordinary resolution pursuant to the requirements of CSRC.

- 9-

LETTER FROM THE BOARD

9.	EGM, A SHAREHOLDERS CLASS MEETING AND H SHAREHOLDERS CLASS MEETING

The Company will convene the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting to consider and approve by way of special resolution:

(1)	the "Plan for the Non-Public Issuance of A Shares by the Company", details of which are set out in section 3 headed "Structure of the A Share Issue" in the circular.

At the EGM, the following resolutions will be considered and approved by way of special resolutions:

(2)

the "Detailed Plan for the Non-Public Issuance of A Shares by the Company", a copy of which is set out in Appendix I to this circular. This plan is required to be approved by the Shareholders in support of the Company's application to CSRC for approval to proceed with the A Share Issue; and

(3)

the authorization to be granted to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Non-Public Issuance of A Shares pursuant to the A Share Issue.

At the EGM, the following resolutions will be considered and approved by way of ordinary resolutions:

(4)	the compliance of the conditions for Non-Public Issuance of A Shares by the Company;

(5)	the "Report on the Use of Proceeds Raised in the Last Fund Raising Exercise and Independent Assurance Report"; and

(6)	the "Feasibility Analysis Report on the Use of Proceeds to be raised from the Non-Public Issuance of A Shares of the Company", a copy of which is set out in Appendix II to this circular.

- 10 -

LETTER FROM THE BOARD

A form of proxy for use at each of the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting is enclosed. Whether or not you are able to attend the meetings in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon. In the case of H Shareholders, the proxy form shall be lodged with the Company's H Share Registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. In the case of A Shareholders, the proxy form shall be lodged at the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the relevant meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

10.	CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

The H Share register of members of the Company will be closed from Tuesday, 15 March 2011 to Thursday, 14 April 2011 both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company at 4:30 p.m. on Monday, 14 March 2011 are entitled to attend and vote at the EGM and the H Shareholders Class Meeting after completing the registration procedures for attending the meetings. In order for holders of H Shares to be qualified for attendance at the EGM and the H Shareholders Class Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 14 March 2011 for registration.

11.	RECOMMENDATION

The Directors consider that the proposals relating to the A Share Issue and the consequential amendments to the Articles are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders, A Shareholders and H Shareholders vote in favour of all the resolutions to be proposed at the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting (as the case may be).

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

* For identification purpose only

- 11 -

APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

For the purpose of the plan for the A Share Issue, unless the context otherwise specifies, the following terms shall have the following meanings:

"Company", "Issuer" or "Chalco"	Aluminum Corporation of China Limited*;

"A Shares"	Renminbi-denominated ordinary shares;

"H Shares"

the overseas listed foreign shares in ordinary share capital of Chalco with a nominal value of RMB1.00 each which are listed on the Hong Kong Stock Exchange, subscribed for and traded in Hong Kong Dollars;

"Non-Public Issuance" or the "Issuance"	the issuance of not more than 1,000,000,000 A Shares in Chalco to specific target subscribers by way of Non-Public Issuance;

"Articles of Association"	Articles of Association of Aluminum Corporation of China Limited* as modified or amended from time to time;

"Chinalco" or "Controlling Shareholder"	Aluminum Corporation of China;

"Shandong Aluminum"	the original Shandong Aluminum Industry Co., Ltd.;

"Lanzhou Aluminum"	the original Lanzhou Aluminum Co., Ltd.;

"Baotou Aluminum"	the original Baotou Aluminum Co., Ltd.;

"Board"	the Board of Directors of Aluminum Corporation of China Limited*;

"CSRC"	China Securities Regulatory Commission;

"Plan"	Plan for the Non-Public Issuance of A Shares of Aluminum Corporation of China Limited*;

* For identification purpose only

- A1-i -

APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

"Shanghai Stock Exchange"	Shanghai Stock Exchange;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"RMB"	Renminbi yuan;

"bauxite"	a kind of mineral ores whose composition are principally alumina;

"alumina"	a compound, aluminium sesquioxide (Al2O3), a calcinated product of alumina plants whose content of aluminium sesquioxide is above 98%;

"metallurgical grade alumina"	also known as calcinated alumina, the raw material of primary aluminum production, which refers to alumina through calcination of aluminium hydroxide;

"primary aluminum"	also know as "aluminum", finished aluminum from smelting and fusion of alumina;

"Bayer process"	a refining process employed to extract alumina from ground bauxite with a strong solution of caustic soda at an elevated temperature;

"sintering method"	a refining process employed to extract alumina by mixing the ground bauxite with auxiliary materials and burning it in coal-fired rotary kilns; and

"mixed combination process"	an alumina refining process which combines Bayer process and sintering method, and can more effectively extract alumina from bauxite, also known as "Bayer-sintering mix combination process".

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

DECLARATION

The Company and all members of the Board of Directors confirm the truthfulness, accuracy and completeness of the contents of this Plan and there is no misrepresentation or misleading statements contained in or material omissions from this Plan.

The Company shall be responsible for any change in its business operation and profitability as a result of the Non-Public Issuance of A Shares. Investors shall take any risks resulting from their investment in the Non-Public Issuance of A Shares into their own account.

The Plan as a proposal of the Board for the Non-Public Issuance of A Shares prevails any previous contrary statement which shall be deemed as untrue.

For any doubt, investors should consult their own stockbroker, solicitor, professional accountant or other professional adviser.

The statements set out herein do not represent any material judge, confirmation or approval of the approving authorities on the Non-Public Issuance of A Shares and its relevant matters, the effecting and completion of which are subject to approval or authorization of approving authorities.

IMPORTANT NOTICE

1.

Target subscribers: no more than ten specific target subscribers, including: securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors, who shall be independent to the Company, its connected persons (as defined in the Hong Kong Listing Rules) and their respective associates (as defined in the Hong Kong Listing Rules).

2.	Subscription method: All target subscribers will subscribe for the A Shares in cash.

3.

The Non-Public Issuance of A Shares and relevant matters have been considered and passed at the 10th meeting of the 4th session of the Board, subject to consideration and approval by the Company's 2011 Second Extraordinary General Meeting, 2011 First Class Meeting of the Holders of A Shares and 2011 First Class Meeting of the Holders of H Shares and authorizations of CSRC and other competent authorities.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

SECTION I SUMMARY OF THE PLAN
FOR THE NON-PUBLIC ISSUANCE OF A SHARES

I.	BASIC INFORMATION OF THE ISSUER

Company name (in Chinese):	(Chinese Character)

Company name (in English):	Aluminum Corporation of China Limited*

Legal representative:	Xiong Weiping

Registration number of corporate business license:	100000000035734

Date of establishment:	10 September 2001

Registered capital:	RMB13,524,487,892

Company Address:	No. 62 North Xizhimen Street,
Haidian District, Beijing

Postcode:	100082

Tel:	010-82298811

Fax:	010-82298825

Company website:	www.chalco.com.cn

E-mail:	IR_FAQ@chalco.com.cn

Stock Exchange of listing A Shares:	Shanghai Stock Exchange

Stock abbreviation (A Shares) and code:	(Chinese Character) (601600)

Stock Exchange of listing H Shares:	Hong Kong Stock Exchange

Stock abbreviation (H Shares) and code:	Chalco (2600)

Stock Exchange of listing ADR:	New York Stock Exchange

Stock abbreviation (ADR) and code:	CHALCO(ACH)

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

The business scope of the Company includes: Permitted Business Scope: mining of bauxite and limestone mine (valid until September 2031); road transportation (cargo - Shandong branch, Guangxi branch and Guizhou branch only, valid until the expiration of the relevant permit); major repair of automobile (Guangxi branch and Guizhou branch only, valid until the expiration of the relevant permit). Normal Business Scope: production and sale of aluminum and magnesite products, smelted products and processed products; production and sales of autoclaved fly ash brick and related services, production and sale of carbon products, relevant non-ferrous products, industrial water and electricity, industrial oxygen and nitrogen; exploration design, construction and installation, manufacture; production of mechanical equipment, installation and maintenance of spare parts and non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; materials inspection and analysis; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging;; operation of office automation and instruments; relevant technological development and technical service; power generation.

II.	BACKGROUND AND PURPOSE OF THE NON-PUBLIC ISSUANCE

(I)	Background of the Non-Public Issuance

Currently as the exclusively large aluminum production and operation enterprise integrating exploration and mining of bauxite, production, sales and technical R&D of alumina, primary aluminum and aluminum fabrication, Chalco is the largest producer of alumina and primary aluminum in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum around the globe. Being a world-class enterprise with a highly international strategic position in China, Chalco has prominent competitive strengths in terms of participation in international competition, improvement of advanced production capacity and key technical level, integration of industry resources and enhancement of resource guarantee capability.

However, as a result of the global financial crisis and the fluctuation of the marco-economy, since the second half of 2008, the price of alumina and electrolytic aluminum products significantly decreased. This affected the profitability of the Company and imposed great challenges on the production and operation of the Company. In 2010, demands increased with the recovery of global economy, however, uncertainties still existed and the price of aluminum increased with fluctuations. The Company will give priority to efficiency, stock, innovation and resources, and focus on re-creation of new competitive edge, in its comprehensive and in-depth restructuring. The Company will continue its strategy with focus on cost-efficiency and aims to reduce cost, raise efficiency, increase the momentum for resources acquisition and technology innovation, in order to turn losses into profits.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

While the Company will continue to expand its industry chain and develop its business scope, it will also continue to strengthen and optimize its business to inject new momentum to its development. Following the spirit and industry development trend of the "Restructuring and Development Plan of the Nonferrous Metals Industry" issued by the State Council on 11 May 2009 and the "Notices of certain opinions of the State Council approved development and reform commissions etc. in respect of the guidance on the healthy development by suppression of certain industries with excess capacity and duplicated facilities" (Guo Fa no. [2009]38) issued by the State Council on 26 September 2009, with control over total capacity, elimination of outdated capacity, reinforcement of technical renovation and promotion of corporate restructuring as its focus, the Company aims to speed up its strategic restructuring and improve core competitiveness to lay a solid foundation for its sustainable future in line with the industry trend.

In the initial public offering of A share ("A share IPO") in April 2007, the Company issued 1,236,730,000 A Shares for the share exchange merger with Shandong Aluminum and Lanzhou Aluminum, and the new shares were listed on the Shanghai Stock Exchange. The Company publicly issued 637,880,000 new A Shares in December 2007 for the share exchange merger with Baotou Aluminum. The new A shares of the Company under the above IPO and the public new issue have been issued entirely for the share exchange mergers, and no shares have been issued to other investors for raising proceeds. However, in 2008 and 2009, as a result of global financial crisis and the fluctuation of the domestic capital market, financing through equity financing tools were restricted to a certain extent. The major source of the Company's external financing came from bank loans, medium term notes and short term financing coupons, thereby increased the Company's asset-liability ratio and increased the financial pressure of the Company. At present, with the recovery of marco-economy and the industry, the possibility and feasibility of financing in the equity capital market reappeared, this helps to optimize the financing structure of the Company, ensure smooth progress of the projects to be financed by the proceeds, and improve business structure and promote the sustainable and healthy development of the company.

(II)	Purpose of the Non-Public Issuance

In response to the guidance of the national policy for strengthening of the nonferrous metals industry and in line with the State's blueprint for the nonferrous metals industry, the Company propose to make an application for the Non-Public Issuance of A Shares to implement the comprehensive and in-depth restructuring of the Company, enhance its influence in capital market and put the resource allocation function of capital market into full play, aiming to assist in its business development, improve its profitability and core competitiveness and optimize its capital structure for sustainable growth.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

III.	SUMMARY OF THE PLAN FOR THE NON-PUBLIC ISSUANCE

(I)	Type of shares to be issued and nominal value

Domestic listed RMB-denominated ordinary shares (A Shares) with a nominal value of RMB1.00 each.

(II)	Method of issue

The Shares under the Issuance will be fully issued to specific target subscribers. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

(III)	Target subscribers

The scope of target subscribers of the Non-Public Issuance includes securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and qualified foreign institutional investors who are legal persons, natural persons, or other legally qualified investors in compliance with relevant provisions and conditions, who shall be independent to the Company, its connected persons (as defined in the Hong Kong Listing Rules) and their respective associates (as defined in the Hong Kong Listing Rules). The Company will determine the specific target subscribers after obtaining the relevant approval of the issue and in accordance with the Implementation Details of Non-Public Issuance of Shares by Public Companies through bidding process.

(IV)	Lock-up period

The Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the Issuance.

(V)	Subscription method

All target subscribers will subscribe for the Issuance in cash.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

(VI)	Number of shares to be issued

Not more than 1,000,000,000 shares under the A Share Issue. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividend, bonus issue, capitalization issues, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the general meeting to finalize the number of shares to be issued, having regard to the actual circumstances and after consultation with the lead underwriter(s) of the Non-Public Issuance.

(VII)	Pricing base date and price of the issue

The pricing base date of the issue is the date of the announcement of resolutions of the 10th meeting of the 4th session of the Board of the Company.

The issue price under the Issuance will be not less than 90% of RMB9.29, i.e. the average trading price of A Shares of the Company in the 20 trading days immediately preceding the pricing base date (the average trading price of A shares in the 20 days immediately preceding the pricing base date = the total amount of A shares traded in the 20 days immediately preceding the pricing base date / the total volume of A shares traded in the 20 days immediately preceding the pricing base date). The exact price will be determined by the Board after obtaining the approval for the Non-Public Issuance from the CSRC in accordance with the authorization granted at the general meeting and the Implementation Details of Non-Public Issuance of Shares by Listed Companies, bidding results and in consultation with the lead underwriter(s) of the Issuance.

The minimum issue price of the Issuance will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, transfer of share capital or placing during the period from the pricing base date of the Issuance to the Issuance date.

(VIII)	Place of listing

After expiration of the lock-up period of the Issuance, the A Shares issued will be traded on the Shanghai Stock Exchange.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

(IX)	Use of proceeds

The proceeds proposed to be raised under the Issuance will not exceed RMB9 billion. After deduction of relevant expenses, the proceeds will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital. Details of the project investments are as follows:

		Investment	Proceeds to
No.	Name of the project	needed	be utilized
		(RMB billion)	(RMB billion)

1.	Chalco Xing Xian Alumina Project	5.230	4.800
2.	Chalco Zhongzhou Ore-dressing
	Bayer Process Expansion
	Construction Project	2.992	2.400
3.	Additional Working Capital	1.800	1.8000

Total		10.022	9.000

Note: the actual amounts utilized for the above projects depend on the progress of the projects.

If the actual amount of net proceeds raised in the Non-Public Issuance is less than the total amount of the proceeds to be utilized for the above projects, the Company will make up the shortfall by its own means. If the time at which the proceeds are raised does not match the implementation schedule of projects, the Company may, subject to actual needs, utilize other funds first and swap them with the proceeds raised when the funds are in place.

(X)	Arrangements with regard to the cumulated profits not distributed before the Non-Public Issuance

After completion of the Non-Public Issuance, the new shareholders and existing shareholders will share the cumulated profits not distributed prior to the Non-Public Issuance.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

(XI)	Period of validity of the resolution relating to the Non-Public Issuance

12 months from the date of the proposal of the Non-Public Issuance being considered and passed at the EGM, A Share Class Meeting and H Share Class Meeting of the Company.

IV.	WHETHER THE ISSUANCE TO CONSTITUTE A CONNECTED TRANSACTION

As at the Latest Practicable Date, there is no connected party intending to purchase any Shares under the Issuance, which shall not constitute a connected transaction.

V.	WHETHER THE ISSUANCE CAUSE CHANGES IN CONTROL OVER THE COMPANY

Before the Issuance and as at the Latest Practicable Date, Chinalco directly holds 38.56% equity interest in the Company, and aggregately holds 41.82% equity interest in the Company through its subsidiaries. Thus, Chinalco is the controlling shareholder and de facto controller of the Company. Upon completion of the Non-Public Issuance (assuming a maximum of 1,000,000,000 shares are issued), Chinalco will aggregately hold approximately 38.94% equity interest in the Company and is still the controlling shareholder and de facto controller of the Company. Accordingly, the Issuance will not cause any changes in control over the Company.

VI.	PROGRESS OF APPROVAL OF THE PLAN FOR THE ISSUANCE FROM RELEVANT AUTHORITIES AND PENDING APPLICATION AND APPROVAL PROCEDURES

The Non-Public Issuance of A Shares and relevant matters have been considered and passed at the 10th meeting of the 4th of the Board, subject to consideration and approval by the Company's 2011 Second Extraordinary General Meeting, 2011 First Class Meeting of the Holders of A Shares and 2011 First Class Meeting of the Holders of H Shares and authorizations of CSRC and other competent authorities.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

SECTION II THE BOARD'S FEASIBILITY ANALYSIS OF
THE USE OF PROCEEDS FROM THE ISSUANCE

I.	PLAN FOR THE USE OF PROCEEDS

The proceeds raised will not exceed RMB9 billion. After deduction of the relevant expenses, the proceeds will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital. Details of the project investments are as follows:

		Investment	Proceeds to be
No.	Name of the project	needed	utilized
		(RMB billion)	(RMB billion)

1	Chalco Xing Xian Alumina Project	5.230	4.800
2	Chalco Zhongzhou Ore-dressing Bayer
	Process Expansion Construction Project	2.992	2.400
3	Additional Working Capital	1.800	1.800

Total		10.022	9.000

II.	BASIC INFORMATION AND PROSPECTS OF THE PROJECTS TO BE FINANCED BY THE PROCEEDS

(I)	Chalco Xing Xian Alumina Project

1.	Basic information of the project

Located at Xing Xian, Lvliang City of Shanxi Province, the project adopts Bayer process as its production process. With designed capacity of 800,000 tonnes of metallurgical grade alumina per year, the construction mainly involves Bayer process production system and ancillary facilities such as a self-owned power plant with an installed capacity of 50MW, coupled with a bauxite mine with an annual capacity of 990,000 tonnes. This project is intended to complete construction within two years and is immediately available for takeover and production, adding an annual capacity of 800,000 tonnes of alumina to the Company.

The total project investment amounts to RMB5,230 million, among which RMB4,800 million will be financed by proceeds from the Issuance, and the rest by internal resources of the Company.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

2.	Prospects of the project

Xing Xian in Shanxi Province has abundant bauxite resources, approximately 150 million tonnes with high grade ore, which is one of the few well preserved mines in China. Furthermore, this region has vast coal resources of 4,760 million tonnes. The abundant energy resources endow favorable resource condition and development space for alumina industry. Based on the comprehensive analysis on China's alumina industry in next 10-20 years, the competition of alumina industry will be ultimately reflected on the competition for bauxite. To build the project in bauxite abundant Xing Xian is in line with the strategic layout of the Company, completing the business chain and upgrading core competitiveness of the Company. Backed by vast ore resources, the alumina production system owns prominent resource and cost edges with a promising future.

(II)	Chalco Zhongzhou Ore-dressing Bayer Process Expansion Construction Project

1.	Basic information of the project

The project is located in Xiuwu County, Jiaozuo City of Henan Province, comprising two ore-dressing Bayer process production lines and auxiliaries including two 30MW thermal power generation units, together with mining facilities with a capacity of 1,250,000 tonnes per year (production lines 3 and 4). The main project construction and investment include ore-processing, alumina factory, thermal power plant, gas plant, water plant, railway and periphery constructions. The construction period is two years and it is immediately available for production upon completion, with a capacity expected at 700,000 tonnes per year.

The total project investment amounts to RMB2,992 million, among which RMB2,400 million will be financed by proceeds from the Issuance, and the rest by internal resources of the Company.

2.	Prospects of the project

The project is an expansion on Bayer process production lines 1 and 2 of Chalco Zhongzhou, and therefore the technology is fully mature, allowing fast equipment selection and construction progress. Compared with the mixed combination process prevailing in China, the project saves investment and cost. The project period is only two years, with 50% capacity available after the first year to bring in investment return in a short period.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

Upon completion, a new alumina capacity of 700,000 tonnes will be added to the Company. By then Chalco Zhongzhou will have an annual alumina capacity of 1 million tonnes (sintering method) plus 1.3 million tonnes (Bayer process), totalling 2.3 million tonnes a year. The execution of the project is conducive to strengthening the overall strength and market dominance of the Company, greatly upgrading influence and competitiveness of Chalco in domestic and overseas markets.

(III)	Supplemental Working Capital

1.	Basic information of the project

Approximately RMB1.8 billion out of the proceeds from the Non-Public Issuance is planned to be used to supplement the working capital of the Company.

2.	Necessity of the project

Global financial crisis has inflicted huge impact on world economy and non-ferrous metals market and to the Company's performance as well. Cash flows generated by operation activities are no longer sufficient to cater for future development. The Non-Public Issuance is designed to raise proceeds to increase capital strength for the Company and replenish its working capital. This is to meet the needs from normal operation, as well as improve core competitiveness and secure implementation of corporate development strategy on the basis of controlled financial risks.

3.	Impact of the project on financial condition of the Company

Through supplementing liquidity by part of the proceeds from the Non-Public Issuance, the Company is able to improve its solvency, reduce financial exposure, cut financing cost, improve profitability and the overall financial standing. Also the Company can effectively reduce its gearing ratio, which will strengthen the Company's operations and facilitate the Company's strategic restructuring for a leap forward in development.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

III.	IMPACTS ON BUSINESS OPERATION AND FINANCIAL POSITION OF THE COMPANY FROM THE NON-PUBLIC ISSUANCE

(I)	Impacts on Business Operation of the Company from the Non-Public Issuance

After deduction of the relevant expenses, the proceeds will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital. The completion and production of projects funded by the proceeds will allow the Company to complete the "bauxite - alumina - smelting of aluminum - aluminum fabrication" business chain, sharpen competitive edge and optimize its business structure.

The projects financed by the proceeds of the Non-Public Issuance are in line with relevant industry policy of the State and the Company's overall future strategy, thus promising sound market prospects and economic benefits. Upon commencing production of the projects, profitability of the Company is to further step up which in turn will improve core competitiveness for future sustainable development of the Company.

(II)	Impacts on Financial Position of the Company from the Non-Public Issuance

1.	Lower financial risk

As at the end of 2009 and 30 September 2010, gearing ratio of the Company (on a consolidated basis) was 58.51% and 59.38% respectively, current ratio was 0.91 and 0.77 respectively and quick ratio was 0.40 and 0.38 respectively. Estimating by the Company's financial data as of 30 September 2010, upon completion of the Non-Public Issuance, the Company's gearing ratio will be reduced to 55.79% and the Company's current ratio and quick ratio will be increased to 0.93 and 0.55 respectively. The Non-Public Issuance is conducive to increase equity capital of the Company, optimize financial structure, lower financial risk, maintain appropriate financial flexibility and operation capacity, and improve overall financial position of the Company.

2.	Improve profitability

After deduction of the relevant expenses, the proceeds will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital. After the projects' commencing operation, the business structure of the Company will be optimized. As and when the benefits of the projects begin to materialize, operating revenue and profitability of the Company will also be upgraded.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

In recent years, debt scale and interest expenses of the Company have increased. As at the end of 2009, the Company's short-term borrowings were RMB22,993 million; long-term borrowings were RMB25,899 million, respectively; in each of March and June 2010, the Company issued RMB5 billion short term financing coupons, thereby increased the Company's indebtedness. Interest expenses for year 2009 were RMB2,300 million respectively. Upon reception of proceeds from the Non-Public Issuance, the Company will be able to lower financial cost and improve profitability.

3.	Improve cash flows

Since 2008, due to the financial crisis and the fluctuation of macro-economic situation, demand and average price of alumina and electrolytic aluminum both decreased, thereby reduced the incoming cash flow generated from the sales of such products, resulting in major challenges in the Company's production and operation. The net cash flow generated from the operating activities of the Company in 2009 decreased from RMB5,004 million of 2008 to RMB706 million. In recent years, the decrease of cash flow generated from the Company's operating activities imposed certain restrictions on the Company's investment and financing activities. To ease financial pressure, the Company suppressed its investment scale, increased the efficiency of the use of its capital and reduced external financing. The net outgoing cash flow generated by the Company's investment activities in 2009 decreased to RMB9.477 from billion RMB22.204 billion in 2008, its net incoming cash flow generated from financing activities decreased from RMB32.401 billion in 2008 to RMB1.577 billion in 2009. To fulfill the capital requirement of the Company's business development, the Company issued RMB5 billion coupons in each of March and June 2010 to replenish the capital gap. Upon completion of the Non-Public Issuance, financing structure and cash flows of the Company will be improved, which helps production and operation stability as well as progress of corporate strategy.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

IV.	SUBMISSION FOR APPROVALS CONCERNING THE PROJECTS TO BE FINANCED BY THE PROCEEDS

Submission for approvals concerning the projects to be financed by the Proceeds is as follows:

(I)	Chalco Xing Xian Alumina Project

The project has been approved by "Reply to Chalco Xing Xian Alumina Project" (Fa Gai Gong Ye [2008] No.804) issued by NDRC.

Acquiring relevant certificates for the land of the project construction is in progress.

The former State Environmental Protection Administration had conducted environmental impact assessment and issued "Reply to Environmental Impact Report of Chalco Xing Xian Alumina Project" (Huan Shen [2007] No.566), consenting the execution of the project.

(II)	Chalco Zhongzhou Ore-dressing Bayer Process Expansion Construction Project

The project has been approved by "Reply to Chalco Zhongzhou Ore-dressing Bayer Process Expansion Construction Project" (Fa Gai Gong Ye [2008] No.1553) issued by NDRC.

Acquiring relevant certificates for the land of the project construction is in progress.

The Ministry of Environmental Protection had conducted environmental impact assessment and issued "Reply to Environmental Impact Report of Chalco Zhongzhou Ore-dressing Bayer Process Expansion Construction Project" (Huan Shen [2008] No.10), consenting the execution of the project.

The projects to be financed by the proceeds are subject to the approval by the Company's 2011 second extraordinary general meeting, 2011 first class meeting of the holders of A Shares and 2011 first class meeting of the holders of H Shares, as well as approval and authorization by CSRC and other competent authorities.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

SECTION III THE BOARD'S DISCUSSION AND ANALYSIS OF
IMPACTS OF THE ISSUANCE ON THE COMPANY

I.	CHANGES IN BUSINESS OPERATION, ASSETS, ARTICLES OF ASSOCIATION, SHAREHOLDER STRUCTURE, SENIOR MANAGEMENT STRUCTURE AND BUSINESS STRUCTURE OF THE COMPANY UPON COMPLETION OF THE ISSUANCE

(I)	Impacts on business and assets of the Company from the Issuance

After deduction of relevant expenses, the proceeds raised from Non-Public Issuance will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project, and to supplement working capital. Upon commencement of production, the projects can effectively improve the Company's principle business performance and sharpen its core competitiveness. Business scope of the Company will remain unchanged upon completion of the Issuance.

(II)	Impacts on the Articles of Association from the Issuance

Upon completion of the Issuance, the Company will amend paragraphs regarding registered capital, share capital structure, and matters relating to the Non-Public Issuance in the Articles of Association.

(III)	Impacts on shareholder structure from the Issuance

Upon completion of the Issuance, shareholder structure of the Company will change accordingly. Before the Issuance, Chinalco directly holds 38.56% equity interest in the Company and collectively hold 41.82% equity interest in the Company through its subsidiaries. Upon completion of the Non-Public Issuance (assuming a maximum of 1,000,000,000 shares are issued), Chinalco will aggregately hold approximately 38.94% equity interest in the Company and is still the controlling shareholder and de facto controller of the Company. Accordingly, the Issuance will not cause any changes in control over the Company.

(IV)	Impacts on senior management structure from the Issuance

The completion of the Issuance will not result in any material change in senior management structure of the Company.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

(V)	Impacts on business structure from the Issuance

The completion of the Issuance will not have significant impact on the business structure of the Company.

II.	CHANGES IN FINANCIAL POSITION, PROFITABILITY AND CASH FLOWS OF THE COMPANY UPON COMPLETION OF THE ISSUANCE

Upon receipt of proceeds from the Non-Public Issuance, the Company's total assets and net assets will increase accordingly, with better financial condition, more rational assets and liabilities structure, higher profitability and sharpened competitive edge. Particulars on impacts on financial position, profitability and cash flows of the Company upon completion of the Issuance are as follows:

(I)	Impact on financial condition of the Company

Upon completion of the Non-Public Issuance, the Company's total assets and net assets will increase accordingly with stronger capital strength, optimized financial structure, significantly lower gearing ratio, and improved current ratio and quick ratio. It helps to reduce financial risk of the Company, increase the Company's solvency and secure subsequent debt financing.

(II)	Impact on profitability of the Company

Upon completion of the Non-Public Issuance, economic merit and optimized business structure from commencement of production of projects to be financed by the proceeds will bring about increased revenue from principal business and lower financial cost to effectively boost its profitability and competitive edge.

(III)	Impact on cash flows of the Company

The completion of the Non-Public Issuance will bring noticeably increased cash inflows from financing activities. With commencement of production and benefits generation from the projects to be financed by the proceeds, there may be an increase in cash inflows from operating activities and cash outflows from financing activities in the future.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

III.

CHANGES IN BUSINESS RELATIONSHIP, MANAGEMENT RELATIONSHIP, CONNECTED TRANSACTION AND HORIZONTAL COMPETITION AMONG THE COMPANY, CONTROLLING SHAREHOLDER AND ITS ASSOCIATES UPON COMPLETION OF THE ISSUANCE

Upon completion of the Issuance, there will be no significant changes in business relationship or management relationship or new connected transaction or horizontal competition among the Company, the controlling shareholder Chinalco and its associates.

IV.

ANY FUNDS OR ASSETS OF THE COMPANY TO BE OCCUPIED BY CONTROLLING SHAREHOLDER AND ITS ASSOCIATES, OR ANY GUARANTEE TO BE PROVIDED BY THE COMPANY FOR CONTROLLING SHAREHOLDER AND ITS ASSOCIATES UPON COMPLETION OF THE ISSUANCE

Upon completion of the Issuance, all capital transactions between the Company, controlling shareholder and its associates will be in ordinary course of business. There will be no funds or assets of the Company to be occupied by or any non-compliant guarantee to be provided by the Company for the controlling shareholder and its associates.

V.	IMPACTS ON LIABILITIES OF THE COMPANY FROM THE ISSUANCE

As at 30 September 2010, the Company's gearing ratio was 59.38% (consolidated statements). Based on RMB9 billion of proceeds to be raised from the Issuance, upon completion of the Non-Public Issuance, the Company's gearing ratio will lower down to around 55.79%. Therefore, the Non-Public Issuance helps the improvement of the assets and liabilities structure of the Company, the reduction of financial risk of the Company and the increase of the Company' solvency, to secure subsequent debt financing.

VI.	EXPLANATION ON RISKS CONCERNING THE ISSUANCE

(I)	Operation Risk

1.	Risks about macro economy and industry cycle

Given evident correlation between profitability of aluminum enterprises and industry cycle, the Company's profitability could be adversely affected in case of macroeconomic slowdown or recession.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

2.	Risks about periodic fluctuation in product price

As fundamental raw materials, alumina and primary aluminum have correlation with machinery, electricity, aviation, spaceflight, shipbuilding, auto manufacture, package, construction, transport, commodities, property and other industries. Influenced by national economy, their product prices saw relevant periodic fluctuation due to the change of macroeconomic environment.

At present, as domestic aluminum product price is almost in line with international market price, the influence of world economy periodic fluctuation on the development of domestic aluminum industry has become more and more prominent. The domestic alumina and primary aluminum price trends are almost in coincidence with the global price trends, also influenced by the domestic and global macroeconomic trends to a great extent. In case of a significant fluctuation of alumina and primary aluminum price in domestic and international market, the Company's business, financial condition and operating results could be affected.

3.	Risks about rise in price of raw material and energy

The raw material for alumina production of the Company is bauxite, and other production materials for alumina production include electricity, coal, alkali, heavy oil, limestone, etc. The raw material for primary aluminum production of the Company is alumina, and other production materials for primary aluminum production include electricity, carbon products, etc. If future prices of aforesaid raw materials and energy continue to rise, the production cost of the Company may increase, which may in turn impact the Company's operating results.

4.	Risks about raw materials supply

Bauxite is the most important raw material for alumina production. The Company obtains bauxite from three major sources, including self-owned mines, jointly operated mines, and other suppliers. Each of these sourcing methods could affect supply or cost of supply. If the Company is unable to obtain a steady supply of key raw materials at a competitive price, the Company's operating results may be affected.

- A1-18 -

APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

5.	Risks about energy supply

Coal proved to be necessary energy and fuel in alumina production process of the Company. Demand for coal from production has increased due to surging production capacity of the Company. In event of production reduction and suspension of production due to coal supply shortage from suppliers owing to prevailing undersupply or other reasons, the Company's financial position and operating results may be affected.

Smelting of primary aluminum which involves electrolytic reduction process requires a large amount of continuous power supply. Power failure may lead to prolonged production suspension and re-start of production may lead to cost increase and disposal of defect products in the production process. In certain extreme circumstances, power failure may also damage or ruin equipment or facilities. In that case, the Company's production could be adversely affected.

6.	Unknown risks in operation course

The Company may experience major accidents in the course of operations, which may cause significant property damage and personal injuries. Significant industry-related accidents and natural disasters may cause interruptions to some parts of operations, or could result in property or environmental damage, increase in operating expenses or loss of revenue. The occurrence of such accidents and the resulting consequences may not be covered adequately, or at all, by the insurance policies the Company carries. If relevant loss or payment can not be fully covered, the Company's operating results could be adversely affected.

7.	Risk about the operation of overseas business

In order to enhance the diversification of overseas business and strengthen strategic resources reserve, the Company is actively seeking overseas investment opportunities, strengthening joint development of overseas mining resources and entering into various joint development agreements with overseas partners. Due to complicated reasons relating to international politics, economy and other factors, including the investment conditions, labour policy and legal issues of the target countries, the risks associating with the development of overseas business and operations may increase.

- A1-19 -

APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

(II)	Risks on Policy

1.	Risks about industry policy

Aluminum industry is an important fundamental industry in China. In order to promote healthy and sustainable development of the industry, China government has implemented a series of macroeconomic control measures. According to the Restructuring and Development Plan of the Nonferrous Metals Industry (Chinese Character) issued by the State Council on 11 May 2009, emphasis should be placed on control over total capacity, elimination of outdated capacity, technical renovation and corporate restructuring, to facilitate restructuring, optimization and upgrade of the nonferrous metals industry. On 26 September 2009, the State Council issued "Notices of certain opinions of the State Council approved development and reform commissions etc. in respect of the guidance on the healthy development by suppression of certain industries with excess capacity and duplicated facilities" (Guo Fa no. [2009]38) requesting the suppression of 9 major industries with excess capacity and duplicated facilities, including electrolytic aluminum, and imposed a principle to ban, in the next 3 years, any approval for new construction or expansion of electrolytic aluminum project and to reduce the usage of electricity of major electrolytic plant to below 12,500 KWatts, and eliminate 800,000 tonnes outdated small pre-baked cell electrolytic production capacity.

Further potential adjustment to government's industry policy may have an impact on alumina and primary aluminum market, and influence the Company's operating results.

- A1-20 -

APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

2.	Risks about environmental protection

The Company's business is classified as smelting industry. During the production of alumina, main pollution sources include waste gas, waste material and waste water such as sulfur dioxide, red mud and gangue suspensions. The gas generated from primary aluminum production contains contaminations such as fluorid, pitch smoke and dust. If without relevant purification treatment or environmental protection measures failed to meet the standards, production and ecology environment will be polluted. The mining of bauxite not only generates dust and solid waste pollution, but also leads to the change of physiognomy, vegetation damage and water and soil loss, impacting the ecology environment balance. Although alumina and primary aluminum factories of the Company have set up a comprehensive set of environmental protection system on waste discharge control in accordance with Chinese environmental protection regulations, higher standards for environmental protection, if introduced by China government, will have an impact on the Company's operation and increase the cost.

3.	Risks about increase of cost and decrease of profitability due to the reform of resource tax

Currently, the government's resource tax is quantity-based and it charges the tax payer a fixed amount of resource tax in terms of tones or square meter. After the proposed resource tax reform, the amount of resource tax will be based on the monetary value of the product and multiplied by various tax rates, thereby directly linking the tax revenue to the market price of the resources. The new resource tax will increase the enterprise cost of non-ferrous metal enterprises and decrease their profitability.

(III)	Financial Risk

1.	Risks about increase in the Company's debt

The Company has been growing rapidly in recent years. As of 31 December 2009, the total liabilities of the Company amounted to RMB78.394 billion (consolidated statements). With the development of business, the liabilities of the Company may further be expanded in the future. More cash flows from operating activities could be used for repayment of principal and interests, resulting in less cash flows for working capital and capital expenditures.

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APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

2.	Risks about lower return on net assets

Upon completion of the Non-Public Issuance, the Company expects to raise RMB9 billion (before deducting relevant expenses), and thus a significant increase in its net assets. As a certain period of time is required for construction, commencement of production and benefits generation of the projects to be financed by the proceeds, the Company's net profit, in near term, may be unable to increase in conjunction with net assets, resulting in a decrease in return on net assets. Thus, the Company is exposed to risks about lower return on net assets.

3.	Risks about interest rate fluctuation of RMB borrowings

The indebtedness of the Company increases with the expansion of its business. As the amount of the Company's interest-bearing borrowings is relatively high, the fluctuation of the interest rate of RMB borrowings will have certain impact on the Company's interest expenses.

4.	Risks about currency conversion rate fluctuation

The major currency used by the Company in its business development is RMB. Although the Company's raw materials supply and sales of products take place domestically, the scale of the Company's export of electrolytic aluminum is relatively low, the Company's foreign currency loans is also relatively low, and thus the impact of the appreciation of RMB on the Company's operation will not be significant. However, since the determination of the spot price of domestic alumina refers to the price of imported alumina, the appreciation of RMB will have certain impact on the spot price of Chinese alumina. Furthermore, from the perspective of product cost, the appreciation of RMB will lower the Company's international competitiveness.

- A1-22 -

APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

(IV)	Management Risk

In recent years, through continuous capital operations, mergers and consolidations, the business scope of the Company kept expanding and the scale of the Company's business increased rapidly. In 2007, by capturing market opportunities of capital operations, the Company completed the mergers of Shandong Aluminum, Lanzhou Aluminum and Baotou Aluminum. In May 2008, acquisitions of five aluminum fabrication enterprises, namely, Chalco Southwest Aluminum Co. Limited, Chalco Southwest Aluminum Cold Rolling Co., Ltd, Chalco Henan Aluminum Limited, Chalco Rui Min Limited and Huaxi Aluminum Company Limited and one aluminum smelter, Lan Zhou Lian Cheng Long Xing Aluminum Company Limited were completed by the Company. In addition, in July 2009, the Company further acquired certain minority equities in Chalco Henan Aluminum Limited and Chalco Rui Min Aluminum Sheet and Strip Limited. In September 2008, the Company completed the acquisition of the aluminum alloy business of Ping Guo Aluminum Limited, a subsidiary of Chinalco. In October 2009, the Company acquired from a subsidiary of Chinalco 100% equity interest in Henan Zhongzhou Aluminum Construction Limited, Jiao Zuo Hong Rui Chemical Limited Liability Company and Henan Xincheng Construction Supervision Limited, and the business of Zhongzhuo Aluminium Factory Feng Ying limestone mine. In July 2010, the Company entered into a joint development agreement with Rio Tinto plc and Rio Tinto Iron Ore Atlantic Limited to develop and operate the Simandou project located in Guinea, West Africa. The expansion of business scope increases the management radius and imposes higher requirements on the management of the Company. In the event that the Company fails to implement effective management, the Company's operating results could be adversely affected.

(V)	Other Risk

1.	Risks about approval

The Non-Public Issuance of A Shares is subject to consideration and approval by the Company's 2011 Second Extraordinary General Meeting, 2011 First Class Meeting of the Holders of A Shares and 2011 First Class Meeting of the Holders of H Shares and authorizations by CSRC and other competent authorities. There is uncertainty in obtaining the approvals and the timing of the final authorization.

- A1-23 -

APPENDIX I	THE COMPANY'S DETAILED PLAN FOR THE NON-PUBLIC ISSUANCE OF A SHARES

2.	Risks about share price

Return on stock market investment is accompanied by risks. Stock price is not only influenced by profitability and development prospect of the Company, but also by investor sentiment, stock supply and demand, development and consolidation in the industry in which the Company is operated, state's macroeconomic conditions and other factors such as political, economic and financial policies. Investors should be fully aware that the stock price of the Company may fluctuate due to the aforesaid factors, directly or indirectly, causing loss to the investors.

Aluminum Corporation of China Limited*
The Board of Directors

28 February 2011

- A1-24 -

APPENDIX II	FEASIBILITY ANALYSIS REPORT OF THE USE OF PROCEEDS TO BE RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES OF THE COMPANY

ALUMINUM CORPORATION OF CHINA LTD.
FEASIBILITY ANALYSIS REPORT OF THE USE OF PROCEEDS TO BE
RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

In order to expedite and stabilize the business development of the Company and thereby improving its competitiveness and profitability, the Company proposed the non-public issuance of no more than one billion A Shares based on the need of corporate growth. It is anticipated that the proceeds raised will not exceed RMB9 billion. Proceeds will be invested in the following projects,

		Investment	Proceeds to be
No.	Project name	needed	utilized
		(RMB)	(RMB)

1.	Chalco Xing Xian alumina project	5.23 billion	4.8 billion
2.	Chalco Zhongzhou Ore-dressing Bayer
	Process expansion construction project	2.992 billion	2.4 billion
3.	Additional working capital	1.8 billion	1.8 billion

Total		10.022 billion	9 billion

If the actual amount of net proceeds raised in the non-public issuance is less than the amount proposed above, the Company will make up the shortfall by other means; if the time at which the proceeds are raised does not match the implementation schedule of the projects, the Company may utilize other funds for the implementation of the projects and swap such funds with the proceeds raised when they are available.

I.	CHALCO XING XIAN ALUMINA PROJECT

(I)	Basic information of the project

Located at Xing Xian, Lvliang City of Shanxi Province, the project adopts Bayer process as its production process. With designed capacity of 800,000 tonnes of metallurgical grade alumina per year, the construction mainly involves Bayer process production system and ancillary facilities such as a self-owned thermal power plant with an installed capacity of 50MW, coupled with a bauxite mine with an annual capacity of 990,000 tonnes. This project is intended to complete construction within 2 years and is immediately available for takeover and production, adding an annual capacity of 800,000 tonnes of alumina to the Company.

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APPENDIX II	FEASIBILITY ANALYSIS REPORT OF THE USE OF PROCEEDS TO BE RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES OF THE COMPANY

(II)	Project Investment Plan

The total project investment amounts to RMB5,230 million, among which RMB4,800 million will be financed by proceeds from the A Share Issue, and the rest by internal resources of the Company.

(III)	Approvals for the setup, land and environmental protection of the project

The project has been approved by "Reply to Chalco Xing Xian Alumina Project" (Fa Gai Gong Ye [2008] No.804) issued by NDRC.

Acquiring relevant certificates for the land of the project construction is in progress.

The former State Environmental Protection Administration had conducted environmental impact assessment and issued "Reply to Environmental Impact Report of Chalco Xing Xian Alumina Project" (Huan Shen [2007] No. 566), consenting the execution of the project.

(IV)	Prospects of the project

Xing Xian in Shanxi Province has abundant bauxite resources, approximately 150 million tonnes with high grade ore, which is one of the few well preserved mines in China. Furthermore, this region has vast coal resources of 4,760 million tonnes. The abundant energy resources endow favorable resource condition and development scope for alumina industry. Based on the comprehensive analysis on China's alumina industry in next 10-20 years, the competition of alumina industry will be ultimately reflected on the competition for bauxite. To build the project in Xing Xian, which has abundant bauxite resources, is in line with the strategic layout of the Company, completing the business chain and upgrading core competitiveness of the Company. Backed by vast ore resources, the alumina production system owns prominent resource and cost edges with a promising future.

- A2-2 -

APPENDIX II	FEASIBILITY ANALYSIS REPORT OF THE USE OF PROCEEDS TO BE RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES OF THE COMPANY

II.	CHALCO ZHONGZHOU ORE-DRESSING BAYER PROCESS EXPANSION CONSTRUCTION PROJECT

(I)	Basic information of the project

The project is located in Xiuwu County, Jiaozuo City of Henan Province, comprising two ore-dressing Bayer process production lines and auxiliaries including two 30MW thermal power generation units, together with mining facilities with a capacity of 1,250,000 tonnes per year (production lines 3 and 4). The main project construction and investment include ore-processing, alumina factory, thermal power plant, gas plant, water plant, railway and periphery constructions. The construction period is 2 years and it is immediately available for production upon completion, with an annual production capacity of 700,000 tonnes of alumina.

(II)	Project Investment Plan

The total project investment amounts to RMB2,992 million, among which RMB2,400 million will be financed by proceeds from the A Share Issue, and the rest by internal resources of the Company.

(III)	Approvals for the setup, land and environmental protection of the project

The project has been approved by "Reply to Chalco Zhongzhou Ore-dressing Bayer Process Expansion Construction Project" (Fa Gai Gong Ye [2008] No.1553) issued by NDRC.

Acquiring relevant certificates for the land of the project construction is in progress.

The Ministry of Environmental Protection had conducted environmental impact assessment and issued "Reply to Environmental Impact Report of Chalco Zhongzhou Ore-dressing Bayer Process Expansion Construction Project" (Huan Shen [2008] No.10), consenting the execution of the project.

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APPENDIX II	FEASIBILITY ANALYSIS REPORT OF THE USE OF PROCEEDS TO BE RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES OF THE COMPANY

(IV)	Prospects of the project

The project is an expansion on Bayer process production lines 1 and 2 of Chalco Zhongzhou branch, and therefore the technology is fully mature, allowing fast equipment selection and construction progress. Compared with the mixed combination process prevailing in China, the project saves investment and cost. The project period is only two years, with 50% capacity available after the first year to bring in investment return in a short period.

Upon completion, an additional alumina capacity of 700,000 tonnes will be added to the Company. By then Chalco Zhongzhou will have an annual alumina capacity of 1 million tonnes (sintering method) plus 1.3 million tonnes (Bayer process), totalling 2.3 million tonnes a year. The execution of the project is conducive to strengthening the overall strength and market dominance of the Company, greatly upgrading influence and competitiveness of Chalco in domestic and overseas markets.

III.	SUPPLEMENTAL WORKING CAPITAL

(I)	Basic information of the project

To optimize financial structure, reduce financial exposure, cut financing cost, improve profitability and increase core competitiveness of the Company for sustainable development, approximately RMB1.8 billion out of the proceeds from the non-public issuance is planned to be used to supplement working capital of the Company.

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APPENDIX II	FEASIBILITY ANALYSIS REPORT OF THE USE OF PROCEEDS TO BE RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES OF THE COMPANY

(II)	Necessity of the project

With the increasing support of the PRC government towards non-ferrous metals industry, the Company will follow with the requirements of the relevant policies and increase the pace of the its strategic restructuring based on its existing business structure, to further enhance the its business structure so as to ensure the sustainable development of the Company. Global financial crisis has inflicted huge impact on world economy and non-ferrous metals market and to the Company's performance as well. Cash flows generated by operation activities are no longer sufficient to cater for future development. The Company regards the sufficiency of its capital the key factor in strengthening resources supply structure, expansion of the Company's industry chain, speeding up the strategic restructuring and ensuring the sustainable development of the Company in the future. The non-public issuance is designed to raise proceeds to increase capital strength for the Company and replenish its working capital. This is to meet the needs from business operation, as well as to improve core competitiveness and secure implementation of corporate development strategy on the basis of controlled financial risks.

(III)	Impact of the project on financial position of the Company

As at the end of 2009 and the nine months period ending 30 September 2010, gearing ratio of the Company (on a consolidated basis) was 58.51% and 59.38%. The gearing ratio of the Company is relatively high and is increasing, which affects the financial flexibility of the Company as well as the stability of the Company's operation. The Company's current ratio for the same periods was 0.91 and 0.77, and quick ratio for the same periods was 0.4 and 0.38, respectively, the current ratio and the quick ratio are relatively low, which affects the Company's short-term solvency, as well as the operational capability of the Company. Through supplementing liquidity by part of the proceeds from the non-public issuance, the Company is able to improve its solvency, reduce financial exposure, cut financing cost, and improve profitability and the overall financial standing. Also the Company can reduce gearing ratio, which helps healthier operation to facilitate strategic restructuring for a growth leap.

To conclude, the Company has distinctive investment directions for the proceeds from the non-public issuance. All projects have promising market prospects, and the Company has abundant experience and mature technology in such projects which are of prominent economic benefits. The non-public issuance is beneficiary for the Company to improve its business structure, financial standing and core competitiveness. Therefore, the use of the proceeds from the non-public issuance is feasible.

- A2-5 -

NOTICE OF 2011 FIRST EXTRAORDINARY GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2011 SECOND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2011 Second Extraordinary General Meeting (the "EGM") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Thursday, 14 April 2011 at 9:00 a.m. for the purpose of considering and, if appropriate, approving the following resolutions as special resolutions and ordinary resolutions of the Company (unless otherwise indicated, capitalized items used in this notice shall have the same meanings as those defined in the circular of the Company dated 28 February 2011 (the "Circular") relating to the A Share Issue by the Company):

SPECIAL RESOLUTIONS

1.	To consider and approve each of the following, by way of separate special resolution, in relation to the plan for the A Share Issue by the Company:

1.	Type of shares and	:	the domestic listed RMB-denominated ordinary shares (A Shares), with a
	nominal value		nominal value of RMB1.00 each.

2.	Method of issue	:	Non-public issuance. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

* For identification purpose only

- N1 -

NOTICE OF 2011 FIRST EXTRAORDINARY GENERAL MEETING

3.	Target subscribers	:

securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors, who shall be independent to the Company, its connected persons (as defined in the Hong Kong Listing Rules) and their respective associates (as defined in the Hong Kong Listing Rules). The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies" through bidding.

4.	Lock-up period	:	The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the A Share Issue.

5.	Subscription method	:	All target subscribers will subscribe for the A Shares in cash.

6.	Number of A Shares	:

Not more than one billion A Shares. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividend, bonus issue, transfer of share capital, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the EGM to determine the number of shares to be issued, having regard to the actual circumstances and after consultation with the leading underwriter of the A Share Issue.

- N2 -

NOTICE OF 2011 FIRST EXTRAORDINARY GENERAL MEETING

7.	Pricing base date and	:	The pricing base date of the A Share Issue is the date of announcement of
	price of the issue		the resolutions of the 10th meeting of the 4th session of the Board.

The issue price per A Share will not be less than 90% of RMB9.29, i.e. the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares/the total volume of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares).

The exact issue price will be determined by the Board after obtaining the approval of the CSRC, in accordance with the authority granted at the EGM and in compliance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies", based on the bidding results and after consultation with the leading underwriter. The issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, transfer of share capital or placing during the period from the pricing base date of the A Share Issue to the A Share issue date.

8.	Place of listing	:	After the expiration of the lock-up period, the A Shares issued pursuant to the A Share Issue will be listed and traded on the Shanghai Stock Exchange.

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NOTICE OF 2011 FIRST EXTRAORDINARY GENERAL MEETING

9.	Use of proceeds	:

The proceeds raised will not exceed RMB9 billion. After deduction of the relevant expenses, the net proceeds will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital. Details of the project investments are as follows:

		Investment	Proceeds to
	Project name	needed	be utilized
		(RMB)	(RMB)

(i)	Chalco Xing Xian
	alumina project	5.23 billion	4.8 billion
(ii)	Chalco Zhongzhou
Ore-dressing Bayer
Process expansion
	construction project	2.992 billion	2.4 billion
(iii)	Additional working
	capital	1.8 billion	1.8 billion

Total		10.022 billion	9.0 billion

If the actual proceeds raised in the A Share Issue are less than the amount proposed above, the Company will make up the shortfall by other means; if the time at which the proceeds are raised does not match the implementation schedule of the projects, the Company may utilize other funds for the implementation of the projects and swap such funds with the proceeds raised when they are available.

- N4 -

NOTICE OF 2011 FIRST EXTRAORDINARY GENERAL MEETING

10.	Arrangements with regard	:	The new Shareholders after completion of the A Share Issue and the
	to the undistributed		existing Shareholders will share the undistributed profits cumulated
	cumulated profits		prior to the A Share Issue.

11.	Period of validity of the		12 months from the date of the resolutions of the A Shares Issue passed
	authorization given		at the respective EGM, A Shareholders Class Meeting and H
	by the resolutions		Shareholders Class Meeting.

2.	To consider and approve "Detailed Plan for the Non-Public Issuance of A Shares by the Company", a copy of which is set out in Appendix I of the Circular; and

3.	To consider and approve the following authorizations to the Board in connection with the A Share Issue:

THAT:

the Board and the persons to be fully authorized by the Board be authorized to deal with specific matters relating to the Non-Public Issuance of A Shares pursuant to the A Share Issue, including:

(1)

to formulate and implement the specific proposal for the A Share Issue, to determine the number of shares to be issued, the issue price, the target subscribers, the time for the issue, the commencement and the end of the issue period and all other matters relating to the A Share Issue;

(2)

to revise the above approvals for the purpose of complying with relevant laws and regulations or the requirements of the relevant securities regulatory authorities (and the amendments thereto) and accommodating changes in market conditions (except those matters which are required to be approved afresh at a general meeting pursuant to the relevant laws and regulations and the Articles), and to adjust the projects for which proceeds are to be utilized before the A Share Issue, taking into account factors such as the approval of the projects by the relevant authorities, the change in relevant market conditions and the change in the conditions for implementing the projects for which the proceeds are to be utilized;

- N5 -

NOTICE OF 2011 FIRST EXTRAORDINARY GENERAL MEETING

(3)

to sign any document relating to the A Share Issue and to complete the procedures for all necessary or appropriate applications, submissions, registrations and filings in relation to the A Share Issue;

(4)

to execute, amend, supplement, deliver, submit and implement all agreements and application documents in relation to the A Share Issue application and approval process and to handle relevant application and reporting procedures relating to the A Share Issue;

(5)

to amend the Articles and handle the relevant amendment of business registration with industrial and commercial bureau upon completion of the A Share Issue, and all other matters in relation to the A Share Issue;

(6)

to adjust or reduce the proposed amount of proceeds to be applied in any one or more projects in the event that the actual amount of the net proceeds raised is less than the total proposed amount of proceeds to be applied, and to apply the unused proceeds to supplement the Company's working capital in the event that the actual amount of capital applied to the projects is less than the actual amount of net proceeds raised;

(7)	to handle matters relating to the listing on the Shanghai Stock Exchange of the A Shares issued pursuant to the A Share Issue upon completion of the A Share Issue;

(8)	to deal with, in its absolute discretion, all other matters relating to the A Share Issue; and

(9)

The authorizations in items (5) to (7) above will be valid from the date of approval of the A Share Issue at the EGM and Class Meetings and will continue to be valid while the matters relating thereto subsist, and the authorizations under the other items above will be valid for 12 months following the date of approval of the A Share Issue at the EGM and Class Meetings.

- N6 -

NOTICE OF 2011 FIRST EXTRAORDINARY GENERAL MEETING

ORDINARY RESOLUTIONS

4.	To consider and approve the compliance of the conditions for non-public issuance of A Shares by the Company;

5.	To consider and approve the "The Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report"; and

6.

To consider and approve the "Feasibility Analysis Report on the Use of Proceeds to be Raised by the Non-Public Issuance of A Shares of the Company", a copy of which is set out in Appendix II to the Circular.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
28 February 2011

* For identification purpose only.

Notes:

(a)

The H Share register of members of the Company will be closed from Tuesday, 15 March 2011 to Thursday, 14 April 2011, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Monday, 14 March 2011 at 4:30 p.m. are entitled to attend the EGM. In order for holders of H Shares to be eligible to attend the EGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 14 March 2011 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slips for attending the EGM and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the EGM, i.e. before Friday, 25 March 2011.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

- N7 -

NOTICE OF 2011 FIRST EXTRAORDINARY GENERAL MEETING

(c)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares who is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the appointer or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	All voting at the EGM will be conducted by a poll.

- N8 -

NOTICE OF 2011 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2011 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

NOTICE IS HEREBY GIVEN that the 2011 First Class Meeting of the Holders of A Shares (the "A Shareholders Class Meeting") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Thursday, 14 April 2011 at 9:30 a.m. (or immediately after the conclusion or adjournment of the EGM which will be held at the same place on the same date) for the purpose of considering and, if appropriate, approving the following resolutions as special resolutions of the Company (unless otherwise indicated, capitalized items used in this notice shall have the same meanings as those defined in the circular of the Company dated 28 February 2011 (the "Circular") relating to the A Share Issue by the Company):

SPECIAL RESOLUTIONS

To consider and approve each of the following, by way of separate special resolution, in relation to the plan for the A Share Issue by the Company:

1.	Type of shares and	:	the domestic listed RMB-denominated ordinary shares (A
	nominal value		Shares), with a nominal value of RMB1.00 each.

2.	Method of issue	:	Non-public issuance. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

* For identification purpose only

- N9 -

NOTICE OF 2011 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

3.	Target subscribers	:

securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors, who shall be independent to the Company, its connected persons (as defined in the Hong Kong Listing Rules) and their respective associates (as defined in the Hong Kong Listing Rules). The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies" through bidding.

4.	Lock-up period	:	The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the A Share Issue.

5.	Subscription method	:	All target subscribers will subscribe for the A Shares in cash.

6.	Number of A Shares	:

Not more than one billion A Shares. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividend, bonus issue, transfer of share capital, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the EGM to determine the number of shares to be issued, having regard to the actual circumstances and after consultation with the leading underwriter of the A Share Issue.

- N10 -

NOTICE OF 2011 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

7.	Pricing base date and	:	The pricing base date of the A Share Issue is the date of
	price of the issue		announcement of the resolutions of the 10th meeting of the 4th session of the Board.

The issue price per A Share will not be less than 90% of RMB9.29, i.e. the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares/the total volume of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares).

The exact issue price will be determined by the Board after obtaining the approval of the CSRC, in accordance with the authority granted at the EGM and in compliance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies", based on the bidding results and after consultation with the leading underwriter. The issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, transfer of share capital or placing during the period from the pricing base date of the A Share Issue to the A Share issue date.

8.	Place of listing	:	After the expiration of the lock-up period, the A Shares issued pursuant to the A Share Issue will be listed and traded on the Shanghai Stock Exchange.

- N11 -

NOTICE OF 2011 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

9.	Use of proceeds	:

The proceeds raised will not exceed RMB9 billion. After deduction of the relevant expenses, the net proceeds will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital. Details of the project investments are as follows:

		Investment	Proceeds to
	Project name	needed	be utilized
		(RMB)	(RMB)

(i)	Chalco Xing Xian
	alumina project	5.23 billion	4.8 billion
(ii)	Chalco Zhongzhou
Ore-dressing Bayer
Process expansion
	construction project	2.992 billion	2.4 billion
(iii)	Additional working capital	1.8 billion	1.8 billion

Total		10.022 billion	9.0 billion

If the actual proceeds raised in the A Share Issue are less than the amount proposed above, the Company will make up the shortfall by other means; if the time at which the proceeds are raised does not match the implementation schedule of the projects, the Company may utilize other funds for the implementation of the projects and swap such funds with the proceeds raised when they are available.

10.	Arrangements with regard	:	The new Shareholders after completion of the A Share Issue
	to the undistributed		and the existing Shareholders will share the undistributed profits
	cumulated profits		cumulated prior to the A Share Issue.

11.	Period of validity of	:	12 months from the date of the resolutions of the A Share Issue
	the authorization given		passed at the respective EGM, A Shareholders Class Meeting
	by the resolutions		and H Shareholders Class Meeting.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
28 February 2011

* For identification purpose only.

- N12 -

NOTICE OF 2011 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

Notes:

(a)	Holders of A Shares whose names appear on the A Share register of members of the Company on Monday, 14 March 2011 at 4:30 p.m. are entitled to attend this meeting.

(b)

Holders of A Shares, who intend to attend the A Shareholders Class Meeting, must complete the reply slips for attending the A Shareholders Class Meeting and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the A Shareholders Class Meeting, i.e. before Friday, 25 March 2011.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of A Shares who has the right to attend and vote at the A Shareholders Class Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the A Shareholders Class Meeting.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the A Shareholders Class Meeting or any adjournment thereof in order for such documents to be valid.

(f)

If a proxy attends the A Shareholders Class Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the appointer or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the A Shareholders Class Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(g)	Shareholders attending the A Shareholders Class Meeting are responsible for their own transportation and accommodation expenses.

(h)	All voting at the A Shareholders Class Meeting will be conducted by a poll.

- N13 -

NOTICE OF 2011 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2011 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the 2011 First Class Meeting of the Holders of H Shares (the "H Shareholders Class Meeting") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Thursday, 14 April 2011 at 9:45 a.m. (or immediately after the conclusion or adjournment of the A Shareholders class meeting which will be held at the same place on the same date) for the purpose of considering and, if appropriate, approving the following resolutions as special resolutions of the Company (unless otherwise indicated, capitalized items used in this notice shall have the same meanings as those defined in the circular of the Company dated 28 February 2011 (the "Circular") relating to the A Share Issue by the Company):

SPECIAL RESOLUTIONS

To consider and approve each of the following, by way of separate special resolution, in relation to the plan for the A Share Issue by the Company:

1.	Type of shares and	:	the domestic listed RMB-denominated ordinary shares (A Shares), with a
	nominal value		nominal value of RMB1.00 each.

2.	Method of issue	:	Non-public issuance. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

* For identification purpose only

- N14 -

NOTICE OF 2011 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

3.	Target subscribers	:

securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors, who shall be independent to the Company, its connected persons (as defined in the Hong Kong Listing Rules) and their respective associates (as defined in the Hong Kong Listing Rules). The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies" through bidding.

4.	Lock-up period	:	The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the A Share Issue.

5.	Subscription method	:	All target subscribers will subscribe for the A Shares in cash.

6.	Number of A Shares	:

Not more than one billion A Shares. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividend, bonus issue, transfer of share capital, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the EGM to determine the number of shares to be issued, having regard to the actual circumstances and after consultation with the leading underwriter of the A Share Issue.

- N15 -

NOTICE OF 2011 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

7.	Pricing base date and	:	The pricing base date of the A Share Issue is the date of
	price of the issue		announcement of the resolutions of the 10th meeting of the 4th session of the Board.

The issue price per A Share will not be less than 90% of RMB9.29, i.e. the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares/the total volume of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares).

The exact issue price will be determined by the Board after obtaining the approval of the CSRC, in accordance with the authority granted at the EGM and in compliance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies", based on the bidding results and after consultation with the leading underwriter. The issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, transfer of share capital or placing during the period from the pricing base date of the A Share Issue to the A Share issue date.

8.	Place of listing	:	After the expiration of the lock-up period, the A Shares issued pursuant to the A Share Issue will be listed and traded on the Shanghai Stock Exchange.

- N16 -

NOTICE OF 2011 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

9.	Use of proceeds	:

The proceeds raised will not exceed RMB9 billion. After deduction of the relevant expenses, the net proceeds will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital. Details of the project investments are as follows:

		Investment	Proceeds to
	Project name	needed	be utilized
		(RMB)	(RMB)

(i)	Chalco Xing Xian
	alumina project	5.23 billion	4.8 billion
(ii)	Chalco Zhongzhou
Ore-dressing Bayer
Process expansion
	construction project	2.992 billion	2.4 billion
(iii)	Additional working capital	1.8 billion	1.8 billion

Total		10.022 billion	9.0 billion

If the actual proceeds raised in the A Share Issue are less than the amount proposed above, the Company will make up the shortfall by other means; if the time at which the proceeds are raised does not match the implementation schedule of the projects, the Company may utilize other funds for the implementation of the projects and swap such funds with the proceeds raised when they are available.

10.	Arrangements with regard	:	The new Shareholders after completion of the A Share Issue
	to the undistributed		and the existing Shareholders will share the undistributed profits
	cumulated profits		cumulated prior to the A Share Issue.

11.	Period of validity of		12 months from the date of the resolutions of the A Share Issue
	the authorization given		passed at the respective EGM, A Shareholders Class Meeting
	by the resolutions		and H Shareholders Class Meeting.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
28 February 2011

* For identification purpose only.

- N17 -

NOTICE OF 2011 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

Notes:

(a)

The H Share register of members of the Company will be closed from Tuesday, 15 March 2011 to Thursday, 14 April 2011, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Monday, 14 March 2011 at 4:30 p.m. are entitled to attend this meeting. In order for holders of H Shares to be qualified for attendance at the H Shareholders Class Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 14 March 2011 for registration.

(b)

Holders of H Shares, who intend to attend the H Shareholders Class Meeting, must complete the reply slips for attending the H Shareholders Class Meeting and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the H Shareholders Class Meeting, i.e. before Friday, 25 March 2011.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the H Shareholders Class Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the H Shareholders Class Meeting.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the H Shareholders Class Meeting or any adjournment thereof in order for such document to be valid.

(f)

If a proxy attends the H Shareholders Class Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the appointer or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the H Shareholders Class Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(g)	Shareholders attending the H Shareholders Class Meeting are responsible for their own transportation and accommodation expenses.

(h)	All voting at the H Shareholders Class Meeting will be conducted by a poll.

- N18 -

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary